UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For May 2021

Commission File Number:  1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

4100, 225 6 Avenue S.W.

Calgary, Alberta, Canada T2P 1N2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 12, 2021

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Elizabeth A. McNamara
	Name:	Elizabeth A. McNamara
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated May 12, 2021

99.2	Registrant’s Report of Voting Results for the Annual Meeting of Shareholders held on May 12, 2021

99.3	Amended and Restated Shareholder Rights Plan Agreement dated May 12, 2021, by and between the Registrant and Computershare Investor Services Inc., as rights agent.